Exhibit 99.4

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited pro forma consolidated financial statements give effect to the acquisition by Algonquin Power and Utilities Corp. (“APUC” or the “Company”) of a 25% equity interest in Atlantica Yield plc ("Atlantica") on March 9, 2018 and the proposed acquisition of a further 16.5% equity interest in Atlantica (the “Acquisitions”) accounted under the fair value method. The unaudited pro forma consolidated balance sheet gives effect to the additional 16.5% equity interest in Atlantica as if it had closed on June 30, 2018. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2017 and for the six months ended June 30, 2018 give effect to the Acquisitions as if they had closed on January 1, 2017.

Atlantica is a total return company based in the United Kingdom that owns, manages and acquires renewable energy, efficient natural gas power, electric transmission lines and water assets.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and certain assumptions that Management believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements are not intended to present or be indicative of the actual financial position and results of operations that would have occurred if the transactions described above had been effected on the date indicated or the results which may be obtained in the future. The additional 16.5% equity interest in Atlantica will reflect the fair value at the actual purchase date and the aggregate 41.5% equity interest in Atlantica will reflect the fair value at each balance sheet date in the future, which amounts may differ materially from the valuations reflected herein.

Algonquin Power & Utilities Corp
Unaudited Pro Forma Consolidated Balance Sheet
June 30, 2018
(in millions of U.S. dollars)
	APUC	Pro Forma Adjustments		Pro forma Consolidated
Assets
Currents assets:
Cash and cash equivalents	$38	$(1)	3(c)	$37
Accounts receivable, net	205			205
Fuel and natural gas in storage	35			35
Supplies and consumables inventory	50			50
Regulatory assets	66			66
Prepaid expenses	26			26
Derivative instruments	10			10
Other current assets	5			5
Total current assets	435	(1)		434

Property, plant and equipment, net	6,308			6,308
Intangible assets, net	51			51
Goodwill	954			954
Regulatory assets	378			378
Derivative instruments	56			56
Long-term investments carried at fair value	506	345	3(a)	839
		(12)	3(b)
Long-term investments	135			135
Deferred income taxes	65			65
Restricted cash	19			19
Other assets	14			14
Total assets	$8,921	$332		$9,253

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$56			$56
Accrued liabilities	168			168
Dividends payable	62			62
Regulatory liabilities	50			50
Long-term debt	13			13
Other long-term liabilities and deferred credits	40			40
Derivative instruments	13			13
Other liabilities	4			4
Total current liabilities	406	0		406

Long-term debt	3,434	345	3(f)	3,779
Regulatory liabilities	568			568
Deferred income taxes	421			421
Derivative instruments	69			69
Pension and other post-employment benefits obligation	168			168
Other long-term liabilities	229			229
Preferred shares, Series C	13			13
	4,902	345		5,247
Redeemable non-controlling interest	36			36
Shareholders' equity:
Preferred shares	184			184
Common shares	3,397			3,397
Additional paid-in capital	41			41
Deficit	(567)	(12)	3(b)	(580)
		(1)	3(c)
Accumulated other comprehensive loss	(5)			(5)
Total equity attributable to shareholders of APUC	3,050	(13)		3,037
Non-controlling interest	527			527
Total equity	3,577	(13)		3,564
Total liabilities and shareholders equity	$8,921	$332		$9,253

See accompanying notes to unaudited pro forma consolidated financial statements

Algonquin Power & Utilities Corp
Unaudited Pro Forma Consolidated Statement of Operations
Year ended December 31, 2017
(in millions of U.S. dollars)
	APUC	Pro Forma Adjustments		Pro Forma Consolidated
Revenue
Regulated electricity distribution	$763			$763
Regulated gas distribution	379			379
Regulated water reclamation and distribution	140			140
Non-regulated energy sales	218			218
Other revenue	24			24
	1,524	.		1,524

Expenses
Operating expenses	461			461
Regulated electricity purchased	222			222
Regulated gas purchased	142			142
Regulated water purchased	10			10
Non-regulated energy purchased	20			20
Administrative expenses	50			50
Depreciation and amortization	251			251
	1,156	0		1,156
Operating income	368	0		368

Interest expense on long-term debt and others	142	32	3(f)	174
Interest expense on convertible debentures	13			13
Change in value of investments carried at fair value	0	72	3(d)	72
Interest, dividend, equity and other income	(9)	(44)	3(e)	(53)
Other losses	1			1
Acquisition-related costs	48			48
Gain on derivative financial instruments	(2)			(2)
	193	60		253
Earnings before income taxes	175	(60)		115
Income tax expense (recovery)
Current	7			7
Deferred	66	(8)	3(h)	58
	73	(8)		65
Net earnings	102	(52)		50
Net effect of non-controlling interests	48	0		48
Net earnings attributable to shareholders of APUC	$150	($52)		$98

Weighted average number of common shares (in millions)
Basic	382			382
Diluted	386			386

Basic net earnings per share	0.37			0.24
Diluted net earnings per share	0.37			0.23

See accompanying notes to unaudited pro forma consolidated financial statements

Algonquin Power & Utilities Corp
Unaudited Pro Forma Consolidated Statement of Operations
Six months ended June 30, 2018
(in millions of U.S. dollars)
	APUC	Pro Forma Adjustments		Pro Forma Consolidated
Revenue
Regulated electricity distribution	$412			$412
Regulated gas distribution	258			258
Regulated water reclamation and distribution	61			61
Non-regulated energy sales	121			121
Other revenue	9			9
	861	.		861
Expenses
Operating expenses	241			241
Regulated electricity purchased	134			134
Regulated gas purchased	114			114
Regulated water purchased	4			4
Non-regulated energy purchased	14			14
Administrative expenses	26			26
Depreciation and amortization	134			134
Gain on foreign exchange	(1)			(1)
	666	0		666
Operating income	195	0		195

Interest expense on long-term debt and others	74	16	3(f)	83
		(7)	3(f)
Change in value of investments carried at fair value	102	42	3(d)	42
		(102)	3(d)
Interest, dividend, equity and other income	(22)	(26)	3(e)	(32)
		16	3(e)
Pension and post-employment non-service costs	1			1
Other gains	(2)			(2)
Acquisition-related costs	9			9
	162	(61)		101
Earnings before income taxes	33	61		94
Income tax expense (recovery)
Current	5			5
Deferred	35	(4)	3(g)	33
		2	3(g)
	40	(2)		38
Net earnings (loss)	(7)	63		56
Net effect of non-controlling interests	90	0		90
Net earnings attributable to shareholders of APUC	$83	$63		146

Weighted average number of common shares (in millions)
Basic	448			448
Diluted	452			452

Basic net earnings per share	0.18			0.32
Diluted net earnings per share	0.17			0.31

See accompanying notes to unaudited pro forma consolidated financial statements

1.	DESCRIPTION OF TRANSACTION

Effective March 9, 2018, Algonquin purchased a 25% equity interest in Atlantica (NASDAQ: AY) for a total purchase price of approximately $608 million, based on a price of $24.25 per ordinary share of Atlantica, plus a contingent payment of up to $0.60 per share, payable two years after closing, subject to certain conditions.  The 25% equity interest represents approximately 25 million ordinary shares. On April 17, 2018, APUC announced that it has entered into an agreement to purchase an additional 16.5% equity interest in Atlantica for a total purchase price of approximately $345 million, based on a price of $20.90 per share.

Atlantica is a total return company based in the United Kingdom that owns, manages and acquires renewable energy, efficient natural gas power, electric transmission lines and water assets, focused on North America (the United States and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

2.	BASIS OF PREPARATION

The accompanying unaudited pro forma consolidated financial statements give effect to the 41.5% equity investment by Algonquin in Atlantica. The Company has elected the fair value option in ASC 825 – Financial Instruments to account for its investment in Atlantica, with changes in fair value reflected in the consolidated statement of operations. The Company has determined that the market price of Atlantica shares multiplied by the number of shares owned by the Company is the most relevant representation of fair value for the periods presented in the pro forma consolidated financial statements.

The accompanying unaudited pro forma consolidated financial statements have been prepared by management of Algonquin using the audited consolidated financial statements of Algonquin as of and for the year ended December 31, 2017, as reissued to reflect the change in reporting currency to the U.S. dollar and the unaudited interim consolidated financial statements of Algonquin as of and for the six months ended June 30, 2018.  The accompanying unaudited pro forma consolidated financial statements utilize accounting policies that are consistent with those disclosed in the Company’s audited consolidated financial statements as of December 31, 2017 and were prepared in accordance with accounting principles generally accepted in the United States. The accompanying unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related disclosures of the Company for the year ended December 31, 2017 and the unaudited interim consolidated financial statements and related disclosures for the six months ended June 30, 2018. The reporting currency used to prepare these unaudited pro forma consolidated financial statements and notes is the U.S. dollars.

The unaudited pro forma consolidated balance sheet gives effect to the additional 16.5% equity interest in Atlantica as if it had closed on June 30, 2018. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2017 and for the six months ended June 30, 2018 give effect to the Acquisitions as if they had closed on January 1, 2017.

The preparation of these unaudited pro forma consolidated financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma consolidated financial statements are not intended to present or be indicative of the actual financial position and results of operations that would have occurred if the transactions described above had been effected on the date indicated or the results which may be obtained in the future. The additional 16.5% equity interest in Atlantica will reflect the fair value at the actual purchase date and the aggregate 41.5% equity interest in Atlantica will reflect the fair value at each balance sheet date in the future, which amounts may differ materially from the valuations reflected herein.

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

a)
The purchase price for the first 25% equity investment in Atlantica effective March 9, 2018 was approximately $608 million. This transaction has already been reflected on the unaudited interim consolidated balance sheet as of June 30, 2018; therefore no pro forma adjustment is required.

The purchase price for the additional 16.5% equity investment in Atlantica is approximately $345 million; it has been assumed that this amount will be funded from the Company’s existing credit facilities. The probable purchase would result in an increase in long-term investments of $345 million and an increase in long-term debt of $345 million in the unaudited pro forma consolidated balance sheet.

b)
The investment in Atlantica is accounted for at fair value with changes in fair value reflected in the consolidated statement of operations. On June 30, 2018, the share price of Atlantica was $20.18, resulting in an investment fair value for the additional 16.5% equity investment of $333 million. The difference between the fair value as of June 30, 2018 and the purchase price of $345 million discussed in note 3(a) results in a loss of $12 million which is reflected in deficit on the unaudited pro forma consolidated balance sheet.

The fair value changes for the first 25% equity investment are already reflected in the unaudited interim consolidated balance sheet as at June 30, 2018.

c)
Acquisitions costs for the additional 16.5% equity investment are estimated at approximately $1 million. Acquisitions costs are composed of estimated investment banking fees associated with the completion of the additional equity investment. These costs have been included as a pro forma adjustment to deficit on the unaudited pro forma consolidated balance sheet. The acquisition costs for the first 25% equity investment are already incorporated into the unaudited interim consolidated balance sheets as at June 30, 2018, and therefore no pro forma adjustment was made.

d)
The investment in Atlantica is accounted for at fair value with changes in fair value reflected in the consolidated statement of operations. The accompanying unaudited pro forma consolidated statement of operations has been prepared on the basis that the transactions described above had occurred as of January 1, 2017. On January 1, 2017, the share price of Atlantica was $19.35, resulting in a total investment fair value of $804 million. The difference between the fair value as of January 1, 2017 and the total purchase price of $953 million ($608 million and $345 million) discussed in note 3(a) resulted in a loss of $149 million.

e)
On December 31, 2017, the share price of Atlantica was $21.21, resulting in an investment fair value of $881 million. The difference between the fair value as of December 31, 2017 and the fair value on January 1, 2017 resulted in a gain of $77 million. The net loss of $72 million is reflected on the unaudited pro forma consolidated statement of operations for the year ended December 31, 2017.

On June 30, 2018, the share price of Atlantica was $20.18, resulting in an investment fair value of $839 million. The difference between the fair value as of June 30, 2018 and the fair value on December 31, 2017 resulted in a loss of $42 million. This is reflected on the unaudited pro forma consolidated statement of operations for the six months ended    June 30, 2018.

The unaudited interim consolidated statements of operations for the six months ended June 30, 2018 already reflect a $102 million fair value loss for the first 25% equity investment from March 9, 2018 to June 30, 2018. This amount was adjusted out of the unaudited pro forma consolidated statements of operations for the six months ended   June 30, 2018, to reflect results as if the transactions had occurred on January 1, 2017.

f)	Dividends were declared by Atlantica during 2017 as follows:

• February 27, 2017	$0.25 per share
• May 12, 2017	$0.25 per share
• July 28, 2017	$0.26 per share
• November 10, 2017	$0.29 per share

This would have resulted in dividend income of $44 million on the unaudited pro forma consolidated statement of operations for the year ended December 31, 2017.

Dividends were declared by Atlantica during 2018 as follows:

• February 27, 2018	$0.31 per share
• May 11, 2018	$0.32 per share

This would have resulted in total dividend income of $26 million on the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2018. Dividend income of $16 million recognized for the first 25% equity investment in Atlantica was adjusted out of the unaudited interim consolidated statement of operations for the six months ended June 30, 2018.

g)
The Company obtained funds for the acquisition of the first 25% equity interest in Atlantica from a term credit facility established on December 21, 2017 in the principal amount of $600 million for a term of one year. The remaining funds of $8 million were obtained from cash on hand available through the Company’s existing credit facilities. This resulted in an increase to long-term debt of $608 million. This is already reflected in the unaudited pro forma consolidated balance sheet as at June 30, 2018. No pro forma adjustment was made.

h)
The Company is expected to obtain funds for the acquisition of the additional 16.5% equity interest in Atlantica from the Company’s existing credit facilities. This will result in an increase to long-term debt of $345 million in the unaudited pro forma consolidated balance sheet.

The interest rate assumed on this debt is 3.5% per annum. The interest expense for the year-ended December 31, 2017 is $32 million, and was adjusted for in the unaudited pro forma consolidated statement of operations for the year ended December 31, 2017. The interest expense for the six months ended June 30, 2018 is $16 million, and was adjusted for in the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2018. Since the $608 million obligation was actually assumed during 2018, the actual interest expense incurred of $7 million was adjusted out of the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2018.

i)
The Canadian enacted tax rate is 26.5%. Only 50% of capital gains and losses are subject to tax such that the effective tax rate on capital gains and losses is 13.25%. Tax effects of the transactions described above were calculated using this enacted tax rate.